UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

JINPAN INTERNATIONAL LIMITED

(Name of Issuer)

Common Shares, $0.0045 par value per share

(Title of Class of Securities)

G5138L100

(CUSIP Number)

Zhiyuan Li

c/o Hainan Jinpan Electric Company, Ltd

No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone

Haikou, Hainan, People’s Republic of China

Telephone: +86 898-6681-1301

Yuqing Jing

c/o Jinpan International (USA) Ltd.

390 Veterans Boulevard

Carlstadt, NJ 07072, United States

Telephone: +1 201-460-8778

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 24, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G5138L100

1	NAMES OF REPORTING PERSON Zhiyuan Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,650,739(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,650,739(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,741,022(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes (i) 2,650,739 common shares and (ii) 90,283 common shares subject to certain vested options excisable by Zhiyuan Li within 60 days. The number of common shares beneficially owned by Zhiyuan Li does not include 1,200,052 common shares beneficially owned by Yuqing Jing, wife of Zhiyuan Li, as to which Zhiyuan Li disclaims beneficial ownership.

(2) Zhiyuan Li may be deemed to be part of a “group” with Yuqing Jing. See Items 2 and 5.

(3) Percentage calculated based on (i) 16,418,456 common shares issued and outstanding as of September 30, 2015, as set forth in the unaudited financial results for the third quarter ended September 30, 2015 as furnished on a Form 6-K filed with the SEC on November 24, 2015 and (ii) 90,283 common shares subject to certain vested options excisable by Zhiyuan Li within 60 days.

CUSIP No.	G5138L100

1	NAMES OF REPORTING PERSON Yuqing Jing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BEN EFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,200,052
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200,052
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,635(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes (i) 388,477 common shares held by Yuqing Jing directly, (ii) 811,575 common shares held by Yuqing Jing as custodian under an account for the benefit of a child and (iii) 45,583 common shares subject to certain vested options excisable by Yuqing Jing within 60 days. The number of common shares beneficially owned by Yuqing Jing does not include 2,650,739 common shares beneficially owned by Zhiyuan Li, husband of Yuqing Jing, as to which Yuqing Jing disclaims beneficial ownership.

(2) Yuqing Jing may be deemed to be part of a “group” with Zhiyuan Li. See Items 2 and 5.

(3) Percentage calculated based on (i) 16,418,456 common shares issued and outstanding as of September 30, 2015, as set forth in the unaudited financial results for the third quarter ended September 30, 2015 as furnished under a Form 6-K filed with the SEC on November 24, 2015 and (ii) 45,583 common shares subject to certain vested options excisable by Yuqing Jing within 60 days.

Introductory Note

This Schedule 13D (this “Schedule 13D”) is filed jointly by Mr. Zhiyuan Li (“Mr. Li”) and Ms. Yuqing Jing (“Ms. Jing”, and together with Mr. Li, the “Reporting Persons”), with respect to Jinpan International Limited, a company organized under the laws of the British Virgin Islands (the “Company”).

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”). The common shares of the Company described herein held by the Reporting Persons were previously reported on the Schedule 13G filed on February 13, 2012.

Item 1. Security and Issuer

This Schedule 13D relates to the common shares, par value US$0.0045 per share (the “Shares”), of the Company. The principal executive offices of the Company is c/o Hainan Jinpan Electric Company, Ltd, No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People’s Republic of China.

Item 2. Identity and Background.

(a) – (c), (f)        This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (“Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

However, Mr. Li expressly disclaims beneficial ownership for all purposes of the Shares held by his wife, Ms. Jing, and Ms. Jing expressly disclaims beneficial ownership for all purposes of the Shares held by her husband, Mr. Li.

Mr. Li is the chairman of the board of directors, the president, and the chief executive officer of the Company. The principal business and office address of Mr. Li is c/o Hainan Jinpan Electric Company, Ltd, No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone, Haikou, Hainan, People’s Republic of China. Mr. Li is a citizen of the People’s Republic of China.

Ms. Jing is the secretary of the Company. The principal business and office address of Ms. Jing is c/o Jinpan International (USA) Ltd., 390 Veterans Boulevard, Carlstadt, NJ 07072, United States. Ms. Jing is a citizen of the United States.

(d) - (e)               During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the agreement and plan of merger, dated as of January 24, 2016 (the “Merger Agreement”), by and among FNOF E&M Investment Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), Silkwings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, all of the issued and outstanding shares of which are owned by Parent (“Merger Sub”) and the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.02, and is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$6.00 in cash per share without interest, approximately US$75.5 million will be expended in acquiring all of the Shares owned by shareholders of the Company other than the Reporting Persons in connection with the Merger.

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained by Parent pursuant to (i) an equity commitment letter, dated as of January 24, 2016 (the “Forebright Equity Commitment Letter”), by and among Forebright Smart Connection Technology Limited (“Forebright”), a company established under the laws of the Hong Kong and a special purpose vehicle established by Forebright New Opportunities Fund, L.P. (the “Fund”), a private equity fund managed by Forebright Capital Management Limited, the Fund and Parent, and (ii) an equity commitment letter, dated as of January 24, 2016 (the “Mr. Li Equity Commitment Letter”), by and between Mr. Li and Parent. Under the terms and subject to the conditions of the Forebright Equity Commitment Letter, Forebright will provide equity financing of approximately US$27.7 million to Parent and the Fund will guarantee the funding obligations of Forebright under such commitment letter. The source of funds for such equity financing will come from the investors in the Fund. Under the terms and subject to the conditions of the Mr. Li Equity Commitment Letter, Mr. Li will provide equity financing of approximately US$47.8 million to Parent. The source of funds for such equity financing will come from Mr. Li’s personal funds and a loan facility to be provided pursuant to a debt commitment letter, dated as of January 24, 2016 (the “Debt Commitment Letter”) by and among Mr. Li, Forebright and the Fund. Under the Debt Commitment Letter, Forebright will provide a senior secured term loan facility in an aggregate principal amount of US$25 million to Mr. Li and the Fund will guarantee the funding obligations of Forebright under such commitment letter. The information disclosed in this paragraph is qualified in its entirety by reference to the Forebright Equity Commitment Letter, the Mr. Li Equity Commitment Letter and the Debt Commitment Letter, copies of which have been filed as Exhibit 7.03, Exhibit 7.04 and Exhibit 7.05, respectively, and are incorporated herein by reference in their entirety.

On January 24, 2016, the Reporting Persons entered into a rollover agreement (the “Rollover Agreement”) with Parent. Pursuant to the Rollover Agreement, the Reporting Persons agreed that, immediately prior to the effective time of the Merger, they will contribute to Parent an aggregate of 3,850,791 Shares in exchange for the same amount of shares of Parent. The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which has been filed as Exhibit 7.06 and is incorporated herein by reference in their entirety.

In connection with the execution of the Merger Agreement, the Fund and Mr. Li executed and delivered to the Company a limited guarantee, dated as of January 24, 2016 (the “Limited Guarantee”). Pursuant to the Limited Guarantee, each of the Fund and Mr. Li guaranteed certain payment obligations of Parent and Merger Sub under the Merger Agreement. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee, a copy of which has been filed as Exhibit 7.07 and is incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

On January 25, 2016, the Company announced in a press release that it had entered into the Merger Agreement with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company as the surviving corporation and a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, each Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$6.00 per share in cash and without interest, except for the excluded shares (the “Excluded Shares”), which include (i) the Shares (the “Rollover Shares”) beneficially owned by the Reporting Persons, (ii) the Shares owned by holders of the Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Companies Act, 2004, as amended (“Dissenting Shares”), and (iii) Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company. Each Excluded Share (other than the Dissenting Shares) issued and outstanding immediately prior to the effective time of the Merger, by virtue of the merger and without any action on the part of its holder, shall be cancelled and shall cease to exist as of the effective time of the Merger, and no consideration shall be delivered with respect thereto. Each Dissenting Share will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 179 of the BVI Business Companies Act, 2004, as amended.

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval by an affirmative vote of shareholders representing more than fifty percent (50%) of the outstanding Shares of the Company, present and voting in person or by proxy as a single class at a general meeting of the Company’s shareholders duly convened to consider the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is for Parent to acquire all of the Shares not held by the Reporting Persons. If the Merger is consummated, the Shares will no longer be listed on NASDAQ Global Select Market, and the Company will be privately held by Parent. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a voting agreement (the “Voting Agreement”) with Parent. Pursuant to the Voting Agreement, the Reporting Persons, who own an aggregate of approximately 23.5% of the outstanding Shares, representing approximately 23.5% in the Company’s shareholder votes, agreed, among other things, to, at the shareholders’ meeting of the Company for purposes of voting upon and approving the Merger Agreement and the transactions contemplated thereby, (i) appear at such meeting or otherwise cause their Shares to be counted as present thereat for purposes of determining whether a quorum is present, and (ii) vote or cause to be voted at such meeting all their Shares (A) in favor of the approval of the Merger Agreement and any actions required in furtherance thereof, (B) against any alternative transaction or the approval of any other action contemplated by an alternative transaction, (C) against any action, agreement or transaction that is intended or the effect of which could materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger, or the Voting Agreement or the performance by the Reporting Persons of the obligations under the Voting Agreement, (D) against any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of the Reporting Persons in the Voting Agreement, (E) in favor of any adjournment or postponement of the shareholders’ meeting of the Company at which any of the matters described herein, and (F) in favor of any other matter necessary to effect the transactions under the Merger Agreement, including the Merger, unless the Company’s board of directors (at the direction of the special committee) or the special committee has made a change in the company recommendation. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which has been filed as Exhibit 7.08 and is incorporated herein by reference in their entirety.

Pursuant to the Merger Agreement, at the effective time of the Merger, the memorandum and articles of association of Merger Sub shall be the memorandum and articles of association of the surviving corporation, and the directors of Merger Sub at the effective time of the Merger shall become the initial directors of the surviving corporation upon the effective time of the Merger.

Concurrently with the execution of the Merger Agreement, Mr. Li, Forebright, and Parent entered into an interim investors agreement (the “Interim Investors Agreement”). The Interim Investors Agreement provides that, among other things, (i) none of Forebright and Mr. Li shall present to the Company or any subsidiary of the Company any request that such entity take or omit to take any action, which action or omission (the “Prohibited Action or Omission”) shall or shall reasonably be expected to (x) cause the Company to be in breach of any representation, warranty, covenant or agreement under the Merger Agreement, (y) constitute, either alone or in combination with any other circumstance, a Material Adverse Effect as defined in the Merger Agreement; and (ii) none of Forebright and Mr. Li shall consent to any Prohibited Action or Omission in writing. The Interim Investors Agreement also provides that all actions of Parent and Merger Sub relating to the Merger Agreement shall require the approval of each of Forebright and Mr. Li. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which has been filed as Exhibit 7.09 and is incorporated herein by reference in their entirety.

Item 3 of this Schedule 13D is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b)              The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

The Company reported on its unaudited financial results for the third quarter ended September 30, 2015 as furnished on a Form 6-K filed with the SEC on November 24, 2015, that as of September 30, 2015, a total of 16,418,456 of its Shares were issued and outstanding.

With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

By virtue of their actions in respect of the Merger as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 3,986,657 Shares (including options that vest within 60 days), which represents approximately 24.3% of the total outstanding Shares and the voting power as of September 30, 2015. Each Reporting Person disclaims any beneficial ownership of such shares held by each other Reporting Person.

(c)                      Except as set forth in Item 3 and 4 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Shares during the 60 days preceding the filing of this Schedule 13D.

(d)                     Not applicable.

(e)                      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the Merger Agreement, Forebright Equity Commitment Letter, Mr. Li Equity Commitment Letter, Debt Commitment Letter, Rollover Agreement, Limited Guarantee, Voting Agreement and the Interim Investors Agreement under Item 3 and Item 4 are incorporated herein by reference. The summary of certain provisions of such agreements in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

To the best of the knowledge of the Reporting Persons, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, or the giving or withholding of proxies, between any of the Reporting Persons, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Person dated as of January 29, 2016

Exhibit 7.02	Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated as of January 24, 2016, incorporated herein by reference to Exhibit 2 to the Report on Form 6-K furnished by the Company to the SEC on January 25, 2016

Exhibit 7.03	Equity Commitment Letter by and among Forebright, the Fund and Parent dated as of January 24, 2016

Exhibit 7.04	Equity Commitment Letter by and between Mr. Li and Parent dated as of January 24, 2016

Exhibit 7.05	Debt Commitment Letter by and among Forebright, the Fund and Parent dated as of January 24, 2016

Exhibit 7.06	Rollover Agreement by and among Mr. Li, Ms. Jing and Parent dated as of January 24, 2016

Exhibit 7.07	Limited Guarantee by and among Mr. Li, the Fund and the Company dated as of January 24, 2016.

Exhibit 7.08	Voting Agreement by and among Mr. Li, Ms. Jing and Parent dated as of January 24, 2016

Exhibit 7.09	Interim Investors Agreement by and among Mr. Li, Forebright and Parent dated as of January 24, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2016

Zhiyuan Li

/s/ Zhiyuan Li

Yuqing Jing

/s/ Yuqing Jing

[Signature Page to Schedule 13D]